UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38523

Charah Solutions, Inc.
(Exact name of registrant as specified in its charter)

12601 Plantside Dr.
Louisville, KY 40299
(502) 245-1353
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
8.50% Senior Notes due 2026
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1*
8.50% Senior Notes due 2026: Less than 300

*On July 13, 2023, pursuant to the Agreement and Plan of Merger, dated as of April 16, 2023, by and among Charah Solutions, Inc. (the “Company”), Acquisition Parent 0423 Inc., a Delaware corporation (the “Parent”) and Acquisition Sub April 2023, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Acquisition Sub”), Acquisition Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent in the Merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Charah Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CHARAH SOLUTIONS, INC.

Date: July 20, 2023	By:	/s/ Sara Graziano
	Name:	Sara Graziano
	Title:	President